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                                 SeraNova, Inc.
                               499 Thornall Street
                                Edison, NJ 08837



March 24, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Paula Dubberly, Assistant Director

Re:      SeraNova, Inc.
         Registration Statement on Form 10
         File No. 0-29199

Dear Ms. Dubberly:

         Please be advised that SeraNova, Inc., a New Jersey corporation, hereby withdraws from registration its Registration Statement on Form 10 (File No. 0-29199 (the "Registration Statement"), Amendment No. 1 to the Registration Statement and all exhibits relating to such Registration Statement and Amendment.

         If you have any questions or comments concerning the foregoing, please contact the undersigned or Tod K. Reichert of Buchanan Ingersoll Professional Corporation, counsel to the Company at (609) 987-6831.


                                                 /s/ Rajkumar Koneru
                                                 Rajkumar Koneru
                                                 President and Chief Executive
                                                  Officer



cc:      Securities and Exchange Commission
           Kim Mazur
           Claire DeLabar
           Hugh Miller
         Nasdaq Stock Market, Inc.
           Brie Charles
         Arthur Andersen
           Francis A. Braun